UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K/A
(Amendment No. 1)
☒  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Year Ended December 31, 2004
☐  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number
001-31931
Levitt Corporation Security Plus Plan
(Full title of the plan)
Levitt Corporation
(Name of issuer of the securities held pursuant to the plan)
2100 West Cypress Creek Road
Ft. Lauderdale, Florida 33309
(Address of principal executive offices)

Explanatory Note
     Levitt Corporation (the “Company”) is filing this report on Form 11-K/A as Amendment No. 1 to the Levitt Corporation Security Plus Plan Annual Report on Form 11-K for the year ended December 31, 2004, originally filed with the Securities and Exchange Commission on July 8, 2005 (the “Original Report”), for the purpose of including the Supplementary Schedule to the Financial Statements of the Levitt Corporation Security Plus Plan – Form 5500 Schedule H, Line 4(i) – Schedule of Assets (Held at end of Year). The Supplementary Schedule included below was inadvertently omitted from the Original Report due to a clerical error and should have been included as page 12 of the Financial Statements contained in the Original Report.
     Except for the correction described above, the Company has not modified or updated disclosures presented in the Original Report. Accordingly, this Form 11-K/A does not reflect events occurring after the filing of the Original Report or modify or update those disclosures affected by subsequent events. Information not affected by this amendment is unchanged and reflects the disclosure made at the time the Original Report was filed. This Form 11-K/A should be read in conjunction with the Original Report.

SUPPLEMENTAL SCHEDULE
LEVITT CORPORATION SECURITY PLUS PLAN
FORM 5500 — SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 11-3675068
Plan Number: 001
December 31, 2004

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower,		Current
	Lessor or Similar Party	Description of Investment	Value
	State Street Research & Management	Aurora Fund Class A	246,304
	MFS Investment Management	New Discovery Fund — A Share	128,427
	The American Funds Group	New Perspective — A Share	97,351
	The American Funds Group	U.S. Government Securities — A Share	135,182
	The American Funds Group	The Bond Funds of America — A Share	197,126
	Alger	Mid Cap Growth Fund	238,226
	MFS Investment Management	Massachusetts Investors Growth Fund	160,031
	Harris Associates	Oakmark Equity and Income Fund Class II	482,559
	The American Funds Group	Growth Fund of America Fund	499,894
	The American Funds Group	Washington Mutual Investors Fund — A Share	432,531
	Evergreen Funds	Select Money Market Fund	668,130
	The American Funds Group	Europacific Growth Fund	138,292
*	Reliance Trust Company	Levitt Corporation Stock Fund	298,931
	Participant Loans	Participant Loans (rates range from 5.0% — 10.5%) - 10.5%)	49,435

	*Party-in-interest
See Report of Independent Registered Public Accounting Firm

Exhibit 23.1	Description Consent of Independent Registered Public Accounting Firm
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator/Trustees has/have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEVITT CORPORATION SECURITY PLUS PLAN
Dated: August 16, 2005	By:	/s/ George P. Scanlon
George P. Scanlon,
Executive Vice President and Chief Financial Officer of Levitt Corporation and Chairman of the 401(k) Investment Committee

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